Douglas E. Schaller

December 22, 2011

SECOND OPEN LETTER TO THE SHAREOWNERS OF
CARDINAL BANKSHARES - THE BANK OF FLOYD

Dear fellow shareowners:

I am pleased that many of you have been closely following my efforts to encourage significant changes in the strategic position and current management of Cardinal Bankshares (the "Company"), which owns and operates the Bank of Floyd (the "Bank").  I have received many calls of support from other shareowners, and none objecting to my efforts.  That alone is damning commentary on the Company’s current management, and leads me to write this second open letter to update you on some developments that increase my level of concern about the Company’s future.

Growth and Value to Shareowners are My Focus

When Schaller Equity Partners (the "Fund") invested in the Company, our interest was very straightfoward.  We believed that the Bank’s new president, Mr. Henry Logue, would make strategic changes that could significantly enhance profitability and pave the way for future growth.  Shortly after our investment, I met with Mr. Leon Moore, the Bank's Chairman and CEO, as well as Mr. Logue, and gave a presentation that emphasized ways to improve profitability and position the Bank for growth.  My growth proposal was customer focused; I proposed that the Bank provide a level of service that would far exceed customer expectations and surpass neighboring community banks by a wide margin.  The Bank, rather than just existing in the community, would become a much more active part of the community.  Regrettably, all of this changed when Mr. Logue resigned.

After my first open letter to shareowners in September, Mr. Moore penned his own open letter indicating that I was only interested in having the Bank sold.  That was not, and is not, true. I do not deny that assessing the pros and cons of a potential merger of the Bank are among the strategic alternatives that any thoughtful and conscientious Board should consider.  But, Mr. Moore knows very well that my original proposal for the Bank was a blueprint for strategic growth – rather than merging with another bank.  Strategic growth that creates value for the shareowners remains the preferred approach of my Fund, but that requires professional, visionary leadership at the Bank. I do not believe that is possible with Mr. Moore in charge. This assessment, that Mr. Moore has no intention of giving up control of the Bank, left me with little choice but to recommend a merger with another bank.

Dysfunctional Leadership

After Mr. Logue summarily left the Bank, and with my Fund as a major shareowner, I understandably asked the Board of Directors why that occurred.  When I was stonewalled and given no logical response, I decided to investigate further.  I soon realized that, over the past ten years, there has been a revolving door of executives, many, if not all, of whom were told that they were potential successors when Mr. Moore retired.  After networking through the community, talking with former employees and hearing comments from current employees, a very clear image of the internal workings of the Bank began to emerge.  My findings, especially in light of that “revolving door” of leadership, should not be surprising:

1)	Employees, in general, are treated unprofessionally - employee morale is horrible.
2)	Rather than a team-oriented environment, the smallest of tasks are micro-managed.
3)	There is no meaningful opportunity for advancement.
4)	Employees are constantly worried about losing their jobs.
5)	Fear is a managerial tool. I understand that employees were told that if the Bank merged with another bank, they would all lose their jobs.

This is very disturbing.

Under Mr. Moore’s watch, the Bank has been stuck in a malaise for the last ten years.  To my knowledge, the Bank has not developed any strategy, let alone a sound strategy, to navigate the current and future challenges of increased cost, increased regulation and decreasing profitability.  Prudent banks recognize that this environment is the new normal; they do not naively believe there will be a return to a past era when any average bank or banker could do well.  Old days and easier times are not just around the corner.  A “strategy” of staying the course and rationalizing inaction – which, apparently, is Mr. Moore’s plan – is akin to driving a car by looking through the rear view window.  With a few moore years of Mr. More at the helm, shareowner returns will get so bad that shareowners will have to look down to see up.

Inadequate Product Offerings

In talking with members of the local community, one of the things I hear quite often is that - other than checking, savings and simple loans - customers have little reason to do business with the Bank of Floyd.  The Bank has been losing business as a result, which is understandable when one considers how little the Bank is doing to serve customers and potential customers.  Quite frankly, the Bank’s limited product offerings makes one feel as if he or she had stepped into a bank in the 1960’s.

Here is what Jack Kitts, a retired and successful insurance company owner, said in a recent article in the Roanoke Times: “The Bank missed a huge opportunity by not establishing a trust department years ago and has done a poor job of marketing service.  If the Bank of Floyd marketed the Bank the way I marketed insurance, I believe they would be a $300 to $400 million bank”.  Instead, they are a $240 million bank.

As bad as management’s poor strategic thinking and planning is, this a just one of many problems. I recently discovered the following disclosure lapse that bodes ill for shareowners.

Inadequate Disclosure Compliance Protocols

In July of 2010, significant new accounting rules were established requiring banks to include more information about their loans in their reports to investors and the Securities and Exchange Commission (“SEC”).  The purpose of these new rules is to help investors analyze and evaluate risks associated with a bank’s loan portfolio.  Instead of just listing loans by type, a bank is now required to show detailed information showing the bank’s classification of its loans into four categories: pass, special mention, substandard or doubtful.

Banks were required to include this information in quarterly reports filed with the SEC, beginning with reports of results from the first quarter of 2011.  I was shocked to learn that the Company did not provide this information until the third quarter of 2011, and had submitted noncompliant reports for the first and second quarter, thus inadequately fulfilling the SEC’s disclosure requirements.

On November 16, I notified Mr. Moore of my discovery that the Company’s reports were missing this important information and asked why.  Almost three weeks later, and only after several follow-up emails from me to Mr. Moore, on December 6, the Company finally filed corrected reports with the SEC for the first and second quarter of 2011.

My email exchange with Mr. Moore made clear to me that Mr. Moore, the rest of the management team and the Board had to study the matter before knowing the Company’s obligations and their duty under the rules that were enacted over a year ago.  That was further shocking and disturbing.  It is even more so when one considers how the Company touted the purported accounting prowess of Mr. Michael Larrowe when announcing his hiring as the Company’s Executive Vice President in June 2011:

"Mr. Larrowe has over 29 years of public accounting experience.  Mr. Larrowe was owner and managing partner of Larrowe & Company PLC, providing services to over 100 community banks, prior to merging with Elliott Davis LLC.  Mr. Larrowe has had practical banking experience through serving as Chief Operating Officer and Chief Financial Officer for two community banks."

With such purported expertise onboard, why did I have to identify the Company’s noncompliant disclosures?  That question begs for others, including these: What other lapses are there in the Company’s securities compliance protocols?  And, what else does management and the Board not know or understand?

Questionable Loans

The corrected first and second quarter reports that now include the required loan classification information reveal some other disturbing information.  The amount of the Bank’s loans that are classified as substandard has increased at an alarming rate throughout this year.

Substandard loans that were just $5.5 million as of the beginning of the year rose to $8.1 million as of March 31st, $11.5 million as of June 30th and then $22.7 million as of September 30th.  In other words, the reported amount of substandard loans has increased more than four-fold since the beginning of the year.  To put this amount into perspective, it roughly equates to the stock market value of the entire Company, at its current market price per share.  Quite frankly, for this shareowner, these results demonstrate that management has done a poor job of making sound loans and controlling risk.

When examining the size and rapid increase of substandard loans, I can't help but ask where and to whom these loans were made.  If, however, the increase reflects that additional old existing loans are being reclassified from period to period, my questions become:  Why is the Company having such difficulty arriving at the correct amount to classify?  And, how much more is there that the Company still has not classified properly?

Over the past few months, I have met many local residents of Floyd.  When local residents describe the quality and character of the people who live in Floyd, they almost always include a statement to the effect of "folks who live here pay their debts".  For a local community bank, this sort of integrity is immensely important.  So, regardless of when the loans were made, I return to the question of, where did all of these substandard loans come from?

The Company has been less than transparent or candid in discussing these matters with me.  As a result, I am drawn back to my first meeting with Mr. Moore in February of this year.  I asked then whether the Bank participated in loans made by other banks outside of the community.  (A participation loan, simply put, is when a bank uses community deposits to fund loans made by other banks.)  My discussions then and later with Mr. Moore do not give me a clear picture of what amount of the Bank’s substandard loans are participating loans, or where they were originated.  Absent transparent disclosure by the Company otherwise, it is my belief that not only have many of the Bank's participating loans been made outside of the surrounding community, but also that some have even been made to banks outside the state of Virginia.

Unanswered Questions

Because I have not gotten satisfactory answers to my questions about this very important subject when I have asked privately, I now ask them and related others here publicly.  I believe all shareowners have an interest in knowing the answers to these questions:

1)	Of the Bank’s current loan portfolio, what is the outstanding balance of participating loans?

2)	How much of the total substandard loans, last reported as $22.7 million, are participating loans?
3)	How much of the Bank’s participating loans were originated by banks domiciled outside the state of Virginia?
4)	Does the Bank have any participating loans with Bank of the Carolinas, Mr. Larrowe's former employer?
5)	Did the Bank participate in any loans originated by Bank of the Carolinas while Mr. Larrowe was both a director of Bank of the Carolinas and the outside auditor to the Bank of Floyd?

Given the dramatic increase of substandard loans reported by the Bank since the beginning of the year, I believe these are fair and important questions for shareowners to ask.  The specific questions concerning the Bank’s potential exposure to loans originated by Bank of the Carolinas could be particularly revealing for multiple reasons, including because Bank of the Carolinas is currently suffering under the weight of a mountain of bad loans, and some of those may have been incurred while Mr. Larrowe was its CEO and/or on its board.  Bank of the Carolinas’ stock is now valued at around 25 cents per share and it is struggling for survival.

The Company's Future

When my Fund made its investment in the Company, we thought we had found the perfect bank.  With a strong capital base and a healthy, if not excessive, capital position, the Company was in excellent position to pursue growth opportunities, while many competitor banks were retrenching and alienating their customers.  That future, and our optimism, changed when Henry Logue resigned as President after only 13 months in the job.

I believe that the Company has only the following two potential futures:

(1)      Mr. Moore can be allowed to dig in and keep his stronghold on the Bank, with Mr. Larrowe at his side, backed by a weak Board and pursuing the same “strategy” of inaction and refusal to adapt to the new environment I described above.  That, I believe, is a bleak future for shareowners … one that will not lead to growth or other enhancement or realization of value.  Faced with that as the Bank’s future, I believe that shareowners, employees and the community would best be served by demanding that the Bank pursue a merger with another bank that has professional and capable management.

(2)      The other potential future, however, can be bright. Mr. Moore could retire from the Company and the Board, Mr. Larrowe could relinquish his Board seat, and new highly professional management could be brought in to run the Bank and the Company.  Such a new management team could provide the kind of leadership that earns the respect of and motivates employees and implements a modern-times growth plan focused on extraordinary customer service.  I would be optimistic about such a future, and I believe it could result in higher long-term returns for shareowners than a merger of the Bank.

I believe this second potential future is possible, but it requires other shareowners to join in encouraging Mr. Moore to do the right thing.

Leadership involves establishing a compelling vision of the future, communicating that vision and helping employees understand and commit to it.  This is absent at the Bank and clearly needs to be corrected.  With your help, it can be achieved.

Please consider contacting the Company’s elected directors (listed below) and exercise your right as an owner of the Company to voice your opinion on these vital subjects.  For additional information, including most of my correspondence with the Company, SEC filings and articles in the local and national press, I welcome you to visit www.CardinalShareowners.com or to call me at 336-774-1515 ― all contacts will be kept strictly confidential.

Respectfully submitted,

Douglas E. Schaller
President, Schaller Equity Management, Inc.,
The Fund's General Partner

Your Board of Directors contact information:

Howard Conduff PO Box 113 Floyd, VA Tel. 540-745-5557	William R. Gardner, Jr. 6500 Floyd Hwy S, Willis VA 24380 Tel. 540-789-7946	Kevin Mitchell 4028 Alum Ridge Road Nw Floyd, VA Tel. 540-763-3285	Ronald Leon Moore 101 Jacksonville Circle P. O. Box 215 Floyd, Virginia 24091 Tel. 540-745-4191	George Warner Jr. P.O. Box 21584 Roanoke, VA 24018 Tel. 540-777-4600